SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                       (Amendment No.       )*


Beeper Plus, Inc.
-------------------
Name of Issuer


Common Shares
-------------------------
Title Class of Securities


077124204
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CUSIP Number


Basil B. Newton 3900 Paradise Rd Ste 201, Las Vegas, NV 89109 (702)737-5560
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(Person Authorized to Receive Notices and Communications)


August 21, 1997
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(Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13d, and is filing this schedule because of Rule 13(d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                            Beeper Plus, Inc.
                              SCHEDULE 13D
                             August 21, 1997


Item 1. Security and Issuer.
----------------------------
   Common Stock of
   Beeper Plus, Inc.
   3900 Paradise Road, Suite 201
   Las Vegas, NV 89109

Item 2. Identity and Background.
--------------------------------
   a)  Basil B. Newton.
   b)  3900 Paradise Road, Suite 201
       Las Vegas, NV 89109
   c)  President and Director of Beeper Plus, Inc.
   d)  No criminal convictions.
   e)  No civil proceedings.
   f)  U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------
   Private transaction in the amount of $250 in consideration for 5,000 shares of common stock.

Item 4. Purpose of Transaction.
-------------------------------
   No material change in ownership.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------
   On August 21, 1997, Basil B. Newton purchased 5,000 of the 4,288,000 out-standing shares of Common Stock of Beeper Plus, Inc. Basil B. Newton now owns 886,600 shares representing 20.68% of the outstanding shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.
----------------------------------------------------------------
   May C. Newton, wife of Basil B. Newton, owns 631,413 shares (or 14.73%) of the outstanding Common Stock of Beeper Plus, Inc.

Item 7. Material to be filed as exhibits.
-----------------------------------------
   None.

                            Beeper Plus, Inc.
                             SCHEDULE 13D
                            August 21, 1997


                               SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                11/6/97
                                                ----------------------------
                                                (Date)


                                                BASIL B NEWTON
                                                ----------------------------
                                                (Signature)



                                                Basil B. Newton-President
                                                and Chairman of the Board
                                                ---------------------------
                                                (Name and Title)